SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                ----------------
                          GILAT SATELLITE NETWORKS LTD.
                       (Name of Subject Company (Issuer))
                                ----------------
                          GILAT SATELLITE NETWORKS LTD.
                  (Name of Filing Person (Issuer and Offeror))
                                ----------------
                 4.25 % Convertible Subordinated Notes due 2005
                         (Title of Class of Securities)
                                ----------------
                                    375255AE6
                                    375255AC0
                      (CUSIP Number of Class of Securities)
                                ----------------
                             William I. Weisel, Esq.
                       Vice President and General Counsel
                          Gilat Satellite Networks Ltd.
                             21 Yegia Kapayim Street
                    Kiryat Aryeh, Petach Tikva, 49130 Israel
                                 972-3-925-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                            Antonia E. Stolper, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000

                            Calculation Of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation(1)                        Amount of filing fee(2)
--------------------------------------------------------------------------------
           $8,750,000                                       $1,750.00

(1) For the purpose of calculating the amount of filing fee only. Based on the market value of the 4.25% Convertible Subordinated Notes due 2005 proposed to be acquired determined on the basis of the average of the bid and asked price for such notes as of December 27, 2002.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
--------------------------------------------------------------------------------

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: N/A
                          Form or Registration No.: N/A
                                Filing Party: N/A
                                 Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

      This Tender Offer Statement on Schedule TO relates to an offer by Gilat Satellite Networks Ltd., an Israeli corporation ("Gilat"), to exchange all of its $350,000,000 aggregate principal amount of 4.25% Convertible Subordinated Notes due 2005 (the "Existing Notes") for its 4.00% Convertible Notes due 2012 (the "New Notes") and its ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), at an exchange rate of $237.87 principal amount of New Notes and 577.38 Ordinary Shares per $1,000 principal amount of Existing Notes. Gilat's offer to exchange the Existing Notes for the New Notes and the Ordinary Shares is being made upon the terms and subject to the conditions described in the Proxy Solicitation, dated January 6, 2003 (the "Proxy Solicitation"), and the related Voting Instructions ("Voting Instructions"), Master Voting Instructions and Appointment of Proxy ("Master Voting Instructions"), Solicitation of Voting Instructions to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees ("Solicitation of Voting Instructions") and Solicitation of Voting Instructions to Clients ("Client Solicitation of Voting Instructions") (collectively, the "Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1), (a)(2), (a)(3), (a)(4) and (a)(5), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

      The information set forth in the Proxy Solicitation under "Proxy Solicitation Summary" and "The Proposed Plan of Arrangement" is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The name of the issuer is Gilat Satellite Networks Ltd., an Israeli corporation, and the address and telephone number of its principal executive office are 21 Yegia Kapayim Street, Kiryat Aryeh, Petach Tikva, 49130 Israel, 972-3-925-2000.

      (b) The title of the securities that are the subject of this Offer is Gilat's 4.25% Convertible Subordinated Notes due 2005. As of January 2, 2003, there was $350,000,000 aggregate principal amount of Existing Notes outstanding.

      (c) The Existing Notes are designated for trading on the Private Offerings, Resales and Trading through Automatic Linkages market, commonly referred to as the Portal market. Gilat believes that trading in the Existing Notes has been limited and sporadic.

Item 3. Identity and Background of Filing Person.

      (a) Gilat is both the filing person and the subject company. The information set forth in Item 2(a) above and information relating to Gilat's executive officers and/or directors set forth in the Proxy Solicitation under "Management" is incorporated herein by reference. SES Americom, Inc. may be considered a controlling person of Gilat. The address and telephone number of the principal executive office of SES Americom, Inc. are Four Research Way, Princeton, NJ 08540-6684, (609) 987-4000.

Item 4. Terms of the Transaction.

      (a) The information set forth in the Proxy Solicitation under "Proxy Solicitation Summary," "The Proposed Plan of Arrangement," "Solicitation Procedures," "Description of the New Notes" and "Certain Tax Considerations" and in the Voting Instructions, the Master Voting Instructions, the Solicitation of Voting Instructions and the Client Solicitation of Voting Instructions is incorporated herein by reference.

      (b) Dr. Gideon Kaplan, Gilat's Vice President of Technology, owns $20,500 in aggregate principal amount of the Existing Notes and plans to participate in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e)(1) The information set forth in the Proxy Solicitation under "The Proposed Plan of Arrangement -- General Meeting of Shareholders" is incorporated herein by reference.

      (e)(2) Gilat is party to an Indenture, dated as of March 7, 2000, with The Bank of New York, as trustee, governing the terms of the Existing Notes. The information set forth in the Proxy Solicitation under "The Proposed Plan of Arrangement -- Comparison of New Notes and Existing Notes" is incorporated herein by reference.

      (e)(3) Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh, Gideon Kaplan, DIC Technology Holdings Ltd., PEC Israel Economic Corporation, General Electric Company, GE American Communications, Inc., General Electric Finance Holding GmbH and General Electric Plastics B.V. are parties to a Shareholders' Agreement dated December 31, 1998. The information set forth under "Item 7:
Major Shareholders and Related Party Transactions -- Related Party Transactions -- Spacenet Merger-Related Agreements -- The Shareholders' Agreement" in Gilat's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) The purpose of the transaction is to enable Gilat to reduce and refinance its outstanding debt.

      (b) The Existing Notes proposed to be acquired will be retired upon consummation of the transaction.

      (c) The information set forth in the Proxy Solicitation under "The Proposed Plan of Arrangement," "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Recent Business Developments" and "Management" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Proxy Solicitation under "The Proposed Plan of Arrangement -- Description of the Arrangement" and "The Proposed Plan of Arrangement -- Advisors, Fees and Expenses" is incorporated herein by reference.

      (b) The information set forth in the Proxy Solicitation under "The Proposed Plan of Arrangement -- Conditions to the Arrangement," "The Proposed Plan of Arrangement -- Regulatory Approvals" and "The Proposed Plan of Arrangement -- Alternatives to Consummation of the Plan of Arrangement" is incorporated herein by reference. Gilat currently has no alternative financing arrangements or alternative financing plans.

      (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

      (a) Dr. Gideon Kaplan, Gilat's Vice President of Technology, owns $20,500 in aggregate principal amount, or less than 0.0001%, of the Existing Notes.

      (b) Not applicable.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

      (a) The information set forth in the Proxy Solicitation under "The Proposed Plan of Arrangement -- Advisors, Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

      (a) The information set forth in the Proxy Solicitation under "Selected Consolidated Financial Information," "Ratio of Earnings to Fixed Charges" and in
Item 18 of Gilat's Annual Report on Form 20-F for its fiscal year ended December 31, 2001 and the Condensed Consolidated Balance Sheets and Condensed Consolidated Income (Loss) Statements included in the exhibit to Gilat's Report of Foreign Private Issuer on Form 6-K for its fiscal quarter ended September 30, 2002 is incorporated herein by reference.

      (b) Not applicable.

Item 11. Additional Information.

      (a) The information set forth in the Proxy Solicitation under "The Proposed Plan of Arrangement -- Description of Section 350 of the Israeli Companies Law," "The Proposed Plan of Arrangement -- Regulatory Approvals" and "Management's Discussion and Analysis of

Results of Operations and Financial Condition -- Legal Proceedings" is incorporated herein by reference.

      (b) Not applicable.

Item 12. Exhibits.

      (a)(1) Proxy Solicitation, dated January 6, 2003.

         (2) Voting Instructions.

         (3) Master Voting Instructions.

         (4) Solicitation of Voting Instructions.

         (5) Client Solicitation of Voting Instructions.

         (6) Gilat's Annual Report on Form 20-F for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on May 31, 2002 and incorporated herein by reference.

         (7) Gilat's Report of Foreign Private Issuer on Form 6-K for its fiscal quarter ended September 30, 2002, furnished to the Securities and Exchange Commission on January 6, 2003 and incorporated herein by reference.

      (b) Not applicable.

      (d)(1) Details of the proposed arrangement included as Chapter Two in the "Application for Proposed Plan of Arrangement as Submitted to Court" set forth as Exhibit D of the Proxy Solicitation.

         (2) Indenture, dated as of March 7, 2000, between Gilat, as issuer, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-3 filed by Gilat on July 3, 2000).

         (3) Shareholders' Agreement, dated as of December 31, 1998, among Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh, Gideon Kaplan, DIC Technology Holdings Ltd., PEC Israel Economic Corporation, General Electric Company, GE American Communications, Inc., General Electric Finance Holding GmbH and General Electric Plastics B.V. (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by GE American Communications, Inc. on January 11, 1999).

      (g) Not applicable.

      (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             GILAT SATELLITE NETWORKS LTD.


                                             /s/ Yoav Leibovitch
                                             -------------------------------
                                             Yoav Leibovitch
                                             Chief Financial Officer

Date: January 6, 2003

                                INDEX TO EXHIBITS

Exhibit
Number      Description
------      -----------

(a)(1)      Proxy Solicitation, dated January 6, 2003.

(a)(2)      Voting Instructions.

(a)(3)      Master Voting Instructions.

(a)(4)      Solicitation of Voting Instructions.

(a)(5)      Client Solicitation of Voting Instructions.

(a)(6) Gilat's Annual Report on Form 20-F for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on May 31, 2002 and incorporated herein by reference.

(a)(7) Gilat's Report of Foreign Private Issuer on Form 6-K for its fiscal quarter ended September 30, 2002, furnished to the Securities and Exchange Commission on January 6, 2003 and incorporated herein by reference.

(d)(1) Details of the proposed arrangement included as Chapter Two in the "Application for Proposed Plan of Arrangement as Submitted to Court" set forth as Exhibit D of the Proxy Solicitation.

(d)(2) Indenture, dated as of March 7, 2000, between Gilat, as issuer, and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-3 filed by Gilat on July 3, 2000).

(d)(3) Shareholders' Agreement, dated as of December 31, 1998, among Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh, Gideon Kaplan, DIC Technology Holdings Ltd., PEC Israel Economic Corporation, General Electric Company, GE American Communications, Inc., General Electric Finance Holding GmbH and General Electric Plastics B.V. (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by GE American Communications, Inc. on January 11, 1999).